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                              September 5, 2023

       Ernest Garcia, III
       Chief Executive Officer
       Carvana Co.
       300 E. Rio Salado Parkway
       Tempe, Arizona 85281

                                                        Re: Carvana Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K Filed July
19, 2023
                                                            File No. 1-38073

       Dear Ernest Garcia:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Note 10. Debt Instruments
       Long-Term Debt, page 104

   1. We note your indentures contain restrictive covenants that limit your ability to pay dividends and make
other distributions. Please tell us your consideration of the disclosures in Rule
4-08(e)(3)(ii) of Regulation S-X and providing the condensed financial information pursuant to
Rules 5-04 and 12-04 of Regulation S-X.
       Form 8-K Filed July 19, 2023

       Exhibit 99.2, page 1

   2. Your headline states that you have delivered the best quarter in company history for adjusted EBITDA and
total gross profit per unit. Please revise future filings to present an
 Ernest Garcia, III
Carvana Co.
September 5, 2023
Page 2
         equally prominent descriptive characterization of the comparable GAAP measure, net income. Refer to the guidance in Question 102.10 of the Compliance and Disclosure
         Interpretations for Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions.



FirstName LastNameErnest Garcia, III                       Sincerely,
Comapany NameCarvana Co.
                                                           Division of
Corporation Finance
September 5, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName